SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 9 January 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



press release

January 9, 2007

                     BP Fourth Quarter 2006 Trading Update

This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the fourth quarter ending December 31, 2006. The fourth quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 6, 2007. In particular, data is not available at this time that would allow quantification of potential IFRS fair value accounting gains or charges, or of any potential consolidation adjustment. This trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Exploration and Production

Marker Prices                         4Q'05   1Q'06   2Q'06   3Q'06   4Q'06

Brent Dated ($/bbl)                   56.87   61.79   69.59   69.60   59.60
WTI ($/bbl)                           60.01   63.29   70.46   70.44   59.90
ANS USWC ($/bbl)                      57.89   60.89   68.84   69.02   55.47
US gas Henry Hub first of month index
($/mmbtu)                             13.00    9.01    6.80    6.58    6.56
UK gas price - National Balance Point
(p/therm)                             65.30   70.00   34.55   33.72   29.92
Urals (NWE - cif) ($/bbl)             53.23   58.15   64.73   65.90   56.06
Russian domestic oil ($/bbl)          31.73   35.27   36.18   39.83   26.49

Overall BP production in 4Q'06 is expected to be around 3,820 thousand barrels of oil equivalent per day (mboed). Excluding volumes from TNK-BP operations, production in 4Q'06 is expected to be around 2,890 mboed, slightly higher than in 3Q'06. The recovery from the summer maintenance season (primarily in the North Sea and Alaska) and continued ramp up of new projects in Azerbaijan and North Africa is expected to be partly offset by weather related delays to Alaskan loadings, unusually low seasonal gas demand, OPEC quota restrictions, and reduced entitlements under Production Sharing Contracts. BP's net share of production from TNK-BP is expected to be approximately 930 mboed, versus 948 mboed in 3Q'06, with the reduction reflecting the impact of divestments. Relative to 3Q'06, the TNK-BP result is expected to be adversely affected by an incremental tax lag of around $300m, and the absence in 4Q'06 of the gain on divestment which amounted to around $0.9bn in 3Q'06.

Refining and Marketing

$/bbl                             4Q'05    1Q'06    2Q'06    3Q'06     4Q'06
USA
- West Coast                        8.90    11.22    21.27    12.30    14.59
- Gulf Coast                       11.64    10.86    17.74    11.47     7.92
- Midwest                           7.91     4.89    14.75    11.50     5.42
North West Europe                   5.51     2.88     5.78     4.54     2.49
Singapore                           4.42     3.54     6.83     3.58     2.95
Refining Global Indicator Margin*   7.60     6.28    12.59     8.40     6.30

* The Refining Global Indicator Margin (GIM) is a generic indicator. Actual margins realised by BP may vary significantly due to a variety of factors, including specific refinery configurations, crude slate and operating practices.

The fourth quarter's Global Indicator Margin (GIM) was lower than in both 3Q'06 and 4Q'05. Marketing margins are also expected to be significantly lower than in both 3Q'06 and 4Q'05. The costs of turnaround activity are expected to be higher than in either of such prior periods. A significant negative impact related to IFRS fair value accounting is expected in 4Q'06, compared to a significant positive impact in 3Q'06. The aggregate impact of IFRS fair value accounting on the full year 2006 results is not expected to be material.

Gas, Power and Renewables

GP&R margins for the quarter are expected to be significantly lower than 3Q'06, due to weaker NGL, gas and power trading margins. Lower margins are expected to be largely offset by a positive impact related to IFRS fair value accounting. The aggregate impact of IFRS fair value accounting on the full year 2006 results is not expected to be material.

Other Businesses and Corporate
The 4Q'06 charge in Other Businesses and Corporate is expected to be in line with guidance given in our February 2006 Strategy Presentation for an annual charge of $900m +/- $200m.

Identified Non-Operating Items (NOIs)
Aggregate non-operating items in 4Q'06 are expected to amount to a small gain.

Interest Expense
The total consolidated interest charge is expected to be around $150m.

Tax Rate
The effective tax rate for the quarter is expected to be around 25 per cent, reflecting a number of favourable 4Q items.

Gearing
Gearing for the quarter is expected to be around 21 per cent, an increase from the 3Q'06 level of 17 per cent due to the phasing of tax payments and normal seasonal working capital movements.

Distributions to Shareholders

During the quarter the company bought back 310 million shares for a total consideration of $3.5bn. Shares outstanding at December 29, 2006, excluding treasury shares, were 19,510 million. As in previous quarters, BP has entered into an arrangement that allows the share buy back programme to be continued during the closed period which commenced on December 31. The 4Q'06 dividend of
9.825 cents per share announced at the time of our 3Q'06 results was paid in December. The dividend to be paid in 1Q'07 will be announced on February 6, in conjunction with our 4Q'06 Stock Exchange Announcement.

Rules of Thumb

Important note: The rules of thumb shown below were provided with BP's strategy update on February 7, 2006 and were intended to give directional indicators of the impact of changes in the trading environment relative to that of 2005 on BP's 2006 full yearpre-tax results. These rules of thumb are approximate. Especially over short periods, changes in prices, margins, differentials, seasonal demand patterns and other factors can be material. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realised refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.

2006 Operating Environment Rules of Thumb: impact on replacement cost pre-tax operating profit per year of changes relative to 2005 environment

                                                           Full Year
Oil Price - Brent +/- $1/bbl                               $500m
Gas - Henry Hub +/- $ 0.10/mcf                              $80m
Refining - GIM +/- $ 1/bbl                                 $950m

This trading update contains forward looking statements, particularly those regarding oil and gas production; BP's net share of production from TNK-BP; refining and marketing margins; margins in the GP&R business; the charge in Other Businesses & Corporate; the amount of non-operating items; the total consolidated interest charge; the effective tax rate; and gearing. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements depending on a variety of factors, including the timing of bringing new fields on stream; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this trading update and in BP Annual Report and Accounts 2005.






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 9 January 2007                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary